GUGGENHEIM FUNDS INVESTMENT ADVISORS, LLC
2455 Corporate West Drive
Lisle, Illinois 60532

August 27, 2013

To: Guggenheim Strategic Opportunities Fund

The purpose of this letter is to confirm the understanding and agreement of the parties as follows.

Guggenheim Funds Investment Advisors, LLC (the “Adviser”) and Guggenheim Strategic Opportunities Fund (the “Trust”) hereby agree that the offering expenses (other than sales loads or other forms of underwriting discounts or commissions) borne by the Trust in connection any offering of common shares of beneficial interest, par value $0.01 per share (“Common Shares”), pursuant to the Trust's current registration statement on Form N-2 (the “Registration Statement”) will not exceed 0.60% of the total offering price of the Common Shares sold in such offering and offering expenses that exceed 0.60% of the total offering price of the Common Shares will be paid by the Adviser. The Adviser and the Trust have also agreed that certain offering expenses of the Trust may be paid by the Adviser and reimbursed by the Trust, subject to the foregoing limitation.

In connection with any offering of Common Shares under the Registration Statement, the Trust will pay offering expenses or reimburse the Adviser for offering expenses of the Trust initially incurred by the Adviser in an amount not to exceed the lesser of the Trust's actual offering expenses or 0.60% of the total offering price of the Common Shares sold in such offering.

The instrument shall be governed by and construed in accordance with the laws of the State of Delaware for contracts to be performed entirely therein without reference to choice of law principles thereof.

Very truly yours,

GUGGENHEIM FUNDS INVESTMENT ADVISORS, LLC

By:     /s/ Donald C. Cacciapaglia
Name:     Donald C. Cacciapaglia
Title:    Chief Executive Officer

ACCEPTED AND AGREED TO
ON BEHALF OF THE TRUST:

By:     /s/ John L. Sullivan
Name:    John L. Sullivan
Title:    Chief Financial Officer